



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE

June 21, 2011

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6-21-11

Re: FedEx Corporation

Dear Mr. Molinet:

This is in regard to your letter dated June 20, 2011 concerning the shareholder proposal submitted by the Oneida Elder Trust, Calvert Asset Management Company, Inc., First Affirmative Financial Network, LLC, and Mercy Investment Services, Inc. for inclusion in FedEx's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that FedEx therefore withdraws its May 27, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Susan White
Director
Oneida Trust – Oneida Tribe of Indians of Wisconsin
P.O. Box 365
Oneida, WI 54155

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL

June 20, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation — Withdrawal of No-Action Request on Stockholder Proposal Regarding a Review of Policies Related to Human Rights**

Ladies and Gentlemen:

On May 27, 2011, FedEx Corporation requested that the staff of the Division of Corporation Finance agree that FedEx may exclude from its proxy materials for the 2011 annual meeting of its stockholders the stockholder proposal regarding a review of policies related to human rights (the "Stockholder Proposal") submitted by Susan White on behalf of Oneida Elder Trust and by the following other stockholders, who designated Oneida Elder Trust as the lead filer and Ms. White as the liaison for all of the co-filers of the Stockholder Proposal: Calvert Asset Management Company, Inc. on behalf of the Calvert Social Index Fund, Calvert Balanced Portfolio and Calvert VP S&P 500 Index; First Affirmative Financial Network, LLC; and Pat Zerega and Susan Smith Makos on behalf of Mercy Investment Services, Inc. (together with Oneida Elder Trust, the "Proponents").

The purpose of this letter is to inform you that the Proponents have withdrawn the Stockholder Proposal. The Proponents' withdrawal letter is attached hereto as **Exhibit A**. Accordingly, FedEx is hereby withdrawing its May 27, 2011 no-action request relating to the Stockholder Proposal.

If you have any questions or need any additional information, please feel free to call me.

Very truly yours,

FedEx Corporation

Robert T. Molinet

cc: Ms. Susan White
Director
Oneida Trust Department
swhite@oneidanation.org

Ms. Reed Montague
Calvert Asset Management Company, Inc.
reed.montague@calvert.com

Ms. Holly Testa
Shareholder Advocate
First Affirmative Financial Network, LLC
hollytesta@firstaffirmative.com

Pat Zerega
Shareholder Advocacy
zeregap@gmail.com

Susan Smith Makos
Director of Social Responsibility
Mercy Investment Services, Inc.
smakos@sistersofmercy.org

Exhibit A

Proponents' Withdrawal Letter

[881037]


ONEIDA TRIBE OF INDIANS OF WISCONSIN

ONEIDA TRUST DEPARTMENT

P.O. BOX 365 • ONEIDA, WI 54155
PHONE: (920) 490-3935 FAX: (920) 496-7491

June 17, 2011

Dear Mr. Molinet,

I am writing about the jointly filed shareholder resolution on Human Rights to FedEx. We have read the No Action letter to the SEC carefully. As you know the proponents are deeply troubled that FedEx has not been responsive to the concerns we have raised over the years about the derogatory and hurtful name of the Washington football team and the insult it represents to Native American peoples. Our concerns led us to file the resolution on Human Rights.

However the FedEx letter to the SEC was a carefully crafted legal argument and a very informative compilation of the ways FedEx works to implement Human Rights. We would point out however that having a robust Code of Ethics is very different than having an in depth Human Rights policy and program.

As we discussed in our phone call, we think the Ruggie Report is worth careful study by the company to see how it can expand its Human rights perspectives. There is work to be done on this issue moving into the future.

That said we have decided to withdraw the shareholder resolution on Human Rights at this time. I am authorized on behalf of the filers to withdraw the resolution. We will arrange for confirming letters to be sent if that would be helpful for your files.

We are taking under advisement other means of continuing to raise the issue of FedEx's ongoing relationship to the Washington team through FedEx stadium. We look forward to continuing the dialogue.

Sincerely

Susan White, Director
Oneida Trust - Oneida Tribe of Indians of Wisconsin

Copy: Reed Montague, Calvert Asset Management Co., Inc.
Holly Testa, First Affirmative Financial Network, LLC.
Pat Zerega, Shareholder Advocacy
Susan Smith Makos, Mercy Investment Services, Inc.
SEC, Corporation Finance Division, Greg Belliston

909 Packerland Dr. • Green Bay, WI 54303


ONEIDA TRIBE OF INDIANS OF WISCONSIN

ONEIDA TRUST DEPARTMENT

P.O. BOX 365 • ONEIDA, WI 54155
PHONE: (920) 490-3935 FAX: (920) 496-7491

June 17, 2011

Dear Mr. Molinet,

I am writing about the jointly filed shareholder resolution on Human Rights to FedEx. We have read the No Action letter to the SEC carefully. As you know the proponents are deeply troubled that FedEx has not been responsive to the concerns we have raised over the years about the derogatory and hurtful name of the Washington football team and the insult it represents to Native American peoples. Our concerns led us to file the resolution on Human Rights.

However the FedEx letter to the SEC was a carefully crafted legal argument and a very informative compilation of the ways FedEx works to implement Human Rights. We would point out however that having a robust Code of Ethics is very different than having an in depth Human Rights policy and program.

As we discussed in our phone call, we think the Ruggie Report is worth careful study by the company to see how it can expand its Human rights perspectives. There is work to be done on this issue moving into the future.

That said we have decided to withdraw the shareholder resolution on Human Rights at this time. I am authorized on behalf of the filers to withdraw the resolution. We will arrange for confirming letters to be sent if that would be helpful for your files.

We are taking under advisement other means of continuing to raise the issue of FedEx's ongoing relationship to the Washington team through FedEx stadium. We look forward to continuing the dialogue.

Sincerely

Susan White, Director
Oneida Trust - Oneida Tribe of Indians of Wisconsin

Copy: Reed Montague, Calvert Asset Management Co., Inc.
Holly Testa, First Affirmative Financial Network, LLC.
Pat Zerega, Shareholder Advocacy
Susan Smith Makos, Mercy Investment Services, Inc.
SEC, Corporation Finance Division, Greg Belliston

909 Packerland Dr. • Green Bay, WI 54303

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


FedEx
Corporation

VIA E-MAIL

May 27, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation—Omission of Stockholder Proposal Relating to the Review of Policies Related to Human Rights**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation intends to omit from its proxy statement and form of proxy for the 2011 annual meeting of its stockholders (the "2011 Proxy Materials") the stockholder proposal and supporting statement attached hereto as **Exhibit A** (the "Stockholder Proposal"), which was submitted by Susan White on behalf of Oneida Elder Trust and by the following other stockholders, who have designated Oneida Elder Trust as the lead filer and Ms. White as the liaison for all of the co-filers of the Stockholder Proposal: Calvert Asset Management Company, Inc. on behalf of the Calvert Social Index Fund, Calvert Balanced Portfolio and Calvert VP S&P 500 Index; First Affirmative Financial Network, LLC; and Pat Zerega and Susan Smith Makos on behalf of Mercy Investment Services, Inc. (together with Oneida Elder Trust, the "Proponents"). Related correspondence is also attached as **Exhibit A**.

We believe that the Stockholder Proposal may be excluded from our 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because it deals with matters that we have already substantially implemented. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2011 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2011 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponents, thereby notifying them of our intention to exclude the Stockholder Proposal from our 2011 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal requests a review of policies related to human rights, stating in relevant part:

"**RESOLVED:** Shareholders request management to review policies related to human rights to assess areas where FedEx needs to adopt and implement additional policies and to report findings, omitting proprietary information and prepared at reasonable expense, by February 15, 2012."

Analysis

a. Established Securities and Exchange Commission and Staff Precedent

In a no-action letter involving an almost identical stockholder proposal submitted to another company, the Staff very recently determined that the stockholder proposal was excludable under Rule 14a-8(i)(10), as the company had already substantially implemented the stockholder proposal. *The Boeing Co.* (Feb. 17, 2011). The Boeing Company, at the time of receipt of its similar stockholder proposal and the filing of its no-action request, indicated that it had a policy in place that incorporated human rights concepts, had an established review of such policy in place, published an annual global citizenship report and continually engaged in dialogue with stakeholders on matters related to human rights, just as is the case for FedEx Corporation currently.

As demonstrated below, we have substantially implemented the Stockholder Proposal through our (a) consideration and incorporation of human rights principles upon the development, adoption, subsequent periodic review and amendments of the FedEx Corporation Code of Business Conduct and Ethics (the "Code"), the FedEx Mission and Values, and other company policies and the preparation of our annual Global Citizenship Reports, (b) disclosure of the Global Citizenship Reports, the Code and the FedEx Mission and Values and any revisions thereto on our external website and (c) record of ongoing dialogue with interested stakeholders on matters relevant to human rights.

Rule 14a-8(i)(10) allows the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) *("1998 Release")*. The Securities and Exchange Commission (the "Commission") has made explicitly clear that a stockholder proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release* (confirming the Commission's position in *Securities Exchange Act Release No. 34-20091* (Aug. 16, 1983) *("1983 Release")*).

In the *1983 Release*, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] or [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Securities Exchange Act Release No. 34-12598* (July 7, 1976) (addressing Rule 14a-(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Staff has stated that "[a] determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether [its] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the stockholder proposal's essential objective. *See, e.g., The Boeing Co.*; *Exxon Mobil Corp.* (March 19, 2010); and *Intel Corp.* (Mar. 11, 2003). In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has substantially implemented the essential objective of the stockholder proposal even if by means other than those suggested by the stockholder proponent. *See, e.g., The Proctor & Gamble Co.* (Aug. 4, 2010) (permitting exclusion of a stockholder proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (permitting exclusion of a stockholder proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a stockholder proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a stockholder proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the stockholder proposal); *Talbots Inc.* (Apr. 5, 2002) (permitting exclusion of a stockholder proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization standards when the company had established its own business practice standards); and *The Gap, Inc.* (Mar. 16, 2001) (permitting exclusion of a stockholder proposal requesting a report on child labor practices of suppliers when the company had established a code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with stockholders). Furthermore, the Staff has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire stockholder proposal may be omitted. *See The Limited* (Mar. 15, 1996) and *American Brands, Inc.* (Feb. 3, 1993).

The Staff has also consistently granted requests for no-action relief relating to stockholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. *See, e.g., Aetna Inc.* (Mar. 27, 2009) (permitting exclusion of a stockholder proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); and *Alcoa Inc.* (Feb. 3, 2009); *Wal-Mart Stores, Inc.* (Mar. 20, 2008) and *Dow Chemical Co.* (Mar. 5, 2008) (in each case permitting exclusion of a stockholder proposal requesting global warming report when the company had already generally addressed the issue).

b. Application of Commission and Staff Precedent to the Stockholder Proposal

(i) General Statement Regarding FedEx Corporation

Over the years, FedEx Corporation has become one of the most trusted and respected brands in the world. For ten consecutive years we have ranked in the top 20 in FORTUNE magazine's "World's Most Admired Companies" list, rising to number 8 on the most recent 2011 list. Additionally, we have also recently obtained Top 50 honors in the Boston College Reputation Institute 2010 CSR Index, Forbes 2010 "Top 10 Most Reputable Companies," Top 20 honors in the Wall Street Journal (Asia) 2010 "Asia's 200 Most Admired Companies," the Lindbergh Foundation 2010 "Corporate Award for Balance," membership in the Dow Jones Sustainability Index 2010, and Top 40 honors in the Black Enterprise Magazine 2010 "Best Companies for Diversity." We consider ourselves to be as diverse as the world we serve and strongly believe that our varied backgrounds, skills and experiences combine to create a corporation that strives to be a good corporate citizen.

FedEx has long recognized the importance of corporate citizenship and supports numerous organizations and programs that promote human rights and equality in our communities. Specifically, we proudly serve as a major corporate sponsor of the National Civil Rights Museum in Memphis, Tennessee. The National Civil Rights Museum exists to help the public understand the lessons of the civil rights movement and its impact and influence on the human rights movement worldwide. We also sponsor the Museum's Lifetime Achievement Award as part of the Annual Freedom Awards, which honor those who have made significant accomplishments in the areas of civil and human rights. We also donated $1 million to help erect the Martin Luther King Jr. Memorial in Washington D.C. to commemorate the life and work of the civil rights leader. The memorial honors Dr. King's national and international contributions to world peace through nonviolent social change.

(ii) The Code, the FedEx Mission and Values and other corporate policies incorporate and reflect human rights principles and are reviewed and amended on a periodic basis

We are committed to the protection and advancement of human rights in our worldwide operations. This longstanding commitment is memorialized in our Code, the most current version of which is always published on our website at http://ir.fedex.com/downloads/code.pdf. We developed and adopted the Code in 2003, taking into consideration human rights principles at that time. We review the Code on a regular basis and evaluate possible revisions, and during the course of our review, we consider human rights principles and include many of these principles in the Code. This regular review meets one of the main objectives set forth in the Stockholder Proposal: to review policies related to human rights in order to assess areas where we need to adopt and implement additional policies. The Code is specifically tailored to our business structure, operations and the particular issues that we face. The Code addresses our fundamental standards in many areas, including the following:

1. **Equal Opportunity and Harassment** – (a) "Our greatest asset is our people. We are committed to providing a workplace where you are respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone."

(pg. 10 of the Code); (b) "We hire, evaluate and promote employees, and engage Contractors, based on their skills and performance...we expect everyone to treat others with dignity and respect and will not tolerate certain behaviors. Unacceptable behaviors include harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, sex, sexual orientation, gender identity, age, disability, veteran status, marital status (where applicable), or other characteristics protected under federal, state or local law." (pg. 10 of the Code); and (c) "FedEx policies prohibit intimidation, retribution or any other form of retaliation for any reports of misconduct by others that you make in good faith." (pg. 10 of the Code)

2. **Lawful and Ethical Behavior** – "Lawful and ethical behavior is critical to our continued success and is required...FedEx strives to conduct all of its business activities in a manner consistent with the highest standards of integrity and ethical behavior. You are expected to demonstrate an uncompromising degree of integrity, responsibility and professional conduct in the performance of your responsibilities." (pg. 6 of the Code)

3. **Open Door Policy** – "You are encouraged to communicate your ideas and concerns directly to management or your Company Contact. It is important that you speak up promptly so your ideas or concerns can be addressed. Working together in an atmosphere of trust, respect and cooperation provides the most productive work environment." (pg. 11 of the Code)

4. **Health, Safety and Environment** – "We are committed to providing a safe [and] healthy...workplace. All forms of unlawful conduct, including threatening or intimidating behavior, assaults or violence of any kind, are prohibited....You must understand and comply with the safety, health and environmental laws and regulations that affect our business activities, as well as any related company policies. We are also committed to avoiding, where possible, adverse impact to the environment and communities where we do business. We also insist that Contractors, suppliers and others who work with us adhere to, and follow, applicable laws and regulation." (pg. 12 of the Code)

5. **Workplace Excellence** – (a) "The FedEx Code of Business Conduct and Ethics provides guidance to ensure that our behavior on the job is ethical and supports the reputation FedEx has earned as one of the most admired brands in the world. FedEx is consistently recognized as among the best companies to work for in the U.S. and internationally." (pg. 4 of the Code); and (b) "Question: Does the Code apply to everyone at FedEx? Answer: The Code applies to every director, officer and employee of FedEx Corporation and its subsidiary companies throughout the world." (pg. 4 of the Code)

6. **Expectations of Contractors** – (a) "We...insist that Contractors, suppliers and others who work with us adhere to, and follow, applicable laws and regulations." (pg. 12 of the Code); (b) "We hire, evaluate and promote employees, and engage Contractors,

> based on their skills and performance...we expect everyone to treat others with dignity and respect and will not tolerate certain behaviors." (pg. 10 of the Code); and (c) "Question: Does the Code apply to Contractors? Answer: Certain relevant provisions of this Code apply to those contractors and global service participants performing services on behalf of FedEx or operating under the FedEx brand name ("Contractors") to the extent set forth in their respective agreements with FedEx and permitted under applicable law....all Contractors and their personnel are expected to uphold the highest standards of business ethics and ensure compliance with all applicable laws...." (pg. 4—5 of the Code)

We communicate the Code to all employees and subsidiaries. In addition, we revised our standard terms and provisions for agreements with our third-party delivery agents known as Global Service Participants ("GSPs"). Every service agreement with a GSP now provides the following clause:

> As reflected in the FedEx Code of Business Conduct and Ethics, which can be found at http://ir.fedex.com/ documents.cfm, FedEx is committed to the highest standards of business ethics. FedEx expects the same level of commitment from Contractor. Accordingly Contractor and all of its personnel who work on FedEx matters pursuant to this Agreement (whether directly or indirectly) shall uphold the highest standards of business ethics and ensure compliance with applicable laws.

We have a unilateral right to terminate this agreement upon a GSP's failure to adhere to applicable laws related to human rights if such failure is left uncured after a specified notice period.

Additionally, we have memorialized our commitment to human rights in the FedEx Mission and Values, which are published on our website at http://csr.fedex.com. The FedEx Mission concludes with the following statement: "Corporate activities will be conducted to the highest ethical and professional standards." Two of the six listed FedEx Values are particularly relevant to human rights: (i) "People: We value our people and promote diversity in our workplace and in our thinking." (ii) "Responsibility: We champion safe and healthy environments for the communities in which we live and work."

We periodically review and, as appropriate, revise all of our policies and procedures. The Code is no exception, as all functions within our organization perform an annual review of this policy. We recently undertook a thorough review and amended the Code in December 2010. Accordingly, we already have in place a policy review process, review our policies consistent with that process, including policies related to human rights, and do not believe that at this time any changes are warranted.

(iii) Our internal review process currently addresses the three recommended areas of review set forth in the Stockholder Proposal's supporting statement

The Stockholder Proposal does not specify the precise scope of the review or the form of the report to be issued; however, the Proponents recommend three areas to review: (a) risk assessment of human rights violations, (b) report on systems in place to ensure contractor compliance and (c) strategy of engagement with stakeholders. As discussed below, we believe that our policies, practices and procedures compare favorably with each of these suggestions and, therefore, we have already substantially implemented the Stockholder Proposal.

A. Our risk management process achieves the essential objective of the Stockholder Proposal's risk assessment recommendation

The Proponents' supporting statement recommends that the review include "a risk assessment where FedEx operates to determine potential for human rights abuses in...civil strife/war-torn areas, as well as countries where discrimination and abuse based on class, religion, ethnicity are known occurrences...." We already have a robust enterprise risk management process to assess, monitor and mitigate all risks enterprise-wide, not merely those that relate to activities in conflict zones. This process includes the assessment of risks associated with noncompliance of laws, regulations and policies, including those set forth in the Code. As outlined in our Corporate Governance Guidelines, our Board of Directors has the ultimate responsibility for risk oversight. While management has day-to-day responsibility for assessing and managing our risk exposure, our Board and its committees provide oversight in connection with those efforts, with particular focus on ensuring that our risk management practices are adequate and regularly reviewing the most significant risks that we face. Our Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's area of responsibility. More specifically, in support of this oversight function, our Board has delegated to the Audit Committee the responsibility for reviewing and discussing with management the guidelines and policies that govern the process by which we assess and manage our exposure to risk and receiving reports from management regarding our compliance with laws, regulations and FedEx policies. In light of the foregoing, we believe our comprehensive enterprise risk assessment process already achieves, and in fact goes beyond, the essential objective of the Proponents' risk assessment recommendation.

B. The Code achieves the essential objective of the Stockholder Proposal's recommendation to report on systems in place to ensure contractor compliance with human rights

The Proponents' supporting statement further recommends that the review include "a report on current systems in place to ensure that FedEx contractors and suppliers are implementing human rights policies in their operations...." The Code describes two separate means by which we encourage and monitor contractors' compliance with human rights policies in their own operations. First, we state in the Code that "we insist that contractors, suppliers and others who work with us adhere to, and follow, applicable laws and regulations." As described above, one of the ways in which we encourage our contractors to adopt and enforce human rights principles consistent with the Code is through contract terms and conditions, which require contractor compliance with the principles of the Code, including human rights.

Second, the Code requires that suspected violations be reported through established channels, such as our FedEx Alert Line, and that we will not tolerate retaliation against anyone who reports suspected violations. The FedEx Alert Line, as described in the Code, is available to employees and contractors and was "established for the anonymous and confidential reporting of any known or suspected violation of law, this Code or any other company policy or any other unethical behavior...." Information about the FedEx Alert Line is publicized in internal and external publications and communications. Any reported violations of the Code are investigated through our established processes for such matters. Accordingly, we believe the Code, which is published on our website, constitutes a report on the current systems that we have in place to ensure that our contractors respect human rights and, therefore, achieves the essential objectives of the Proponents' recommendation to review and report on systems to ensure contractor compliance with human rights laws.

C. Our annual Global Citizenship Reports and ongoing dialogue with interested stakeholders achieve the essential objective of the Stockholder Proposal's recommendation to review our engagement strategy with stakeholders

Lastly, the Proponents' supporting statement recommends that the review include "FedEx's strategy of engagement with internal and external stakeholders." Our current strategy of engagement on matters relevant to human rights, which we continually review, includes, among other things, publishing an annual Global Citizenship Report as well as engaging in dialogue with interested stakeholders.

Each year (beginning in 2008) we publish a Global Citizenship Report on our external website in the "Corporate Responsibility" section of our "About Us" homepage (http://csr.fedex.com). As described by our Chairman, President and CEO in our 2010 Global Citizenship Update, which will be issued in June, "[W]e have a commitment to people around the globe; to use resources responsibly; to expand our capabilities wisely and well; and to help people, businesses and communities thrive." In our inaugural Global Citizenship Report in 2008, we stated that:

- "Our workplace policies are designed to promote a fair environment, where all team members feel respected, satisfied and appreciated....we will not tolerate certain behaviors by our employees or independent contractors, [including] harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, age, disability, veteran status and, where applicable, marital status. In addition, we are committed to upholding international child, forced and compulsory labor standards in our operations and our third-party agents." (pg. 61)

- "We support a number of organizations that promote human rights and equality, such as the NAACP and the National Council of la Raza. Additional information pertaining to [our] diversity councils and alliances can be found at csr.fedex.com." (pg. 60)

Our global corporate citizenship program seeks to improve lives and communities through contributions of time, talent and resources and by focusing on four areas: (i) People and Workplace; (ii) Economics and Access; (iii) Environment and Efficiency; and (iv) Community and Disaster Relief. As stated above, the annual global citizenship report highlights a number of FedEx initiatives to create positive change in the communities where our employees live and where and where our services are utilized. The report also includes quantifiable information about the contributions we have made in the form of charitable giving to further these goals and references and describes the Code, FedEx Mission and Values and the FedEx Alert Line.

Also, our FedEx Blog (http://blog.fedex.designcdt.com) covers, among others, the following subject areas: (1) Access; (2) Community Involvement; (3) EarthSmart; and (4) Team Member Stories. This publicly accessible blog has been available since 2008 and allows stakeholders the ability to comment and communicate with FedEx in these areas.

In addition to the annual Global Citizenship Report and our FedEx Blog, we routinely respond to inquiries from interested stakeholders on matters relating to human rights as well as other matters of corporate responsibility. For example, over the years, we have engaged in dialogue with many of the Proponents on a wide range of matters, including this Stockholder Proposal. In fact, the correspondence attached as **Exhibit A** reflects an ongoing discussion with the Proponents on another matter, our sponsorship of FedExField and related association with the Washington Redskins. This issue was the subject of a past stockholder proposal that the Commission permitted us to exclude from our proxy materials in 2009 (*see FedEx Corp.* (July 14, 2009)). Despite our disagreements on this particular issue, we continue to engage the Proponents as our stakeholders about their concerns with our company activities.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2011 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation



Robert T. Molinet

Attachments

cc: Ms. Susan White
Director
Oneida Trust Department
swhite@oneidanation.org

Ms. Reed Montague
Calvert Asset Management Company, Inc.
reed.montague@calvert.com

Ms. Holly Testa
Shareholder Advocate
First Affirmative Financial Network, LLC
hollytesta@firstaffirmative.com

Pat Zerega
Shareholder Advocacy
zeregap@gmail.com

Susan Smith Makos
Director of Social Responsibility
Mercy Investment Services, Inc.
smakos@sistersofmercy.org

[874158]

Exhibit A

The Stockholder Proposal and Related Correspondence

Robert Molinet

From:	Susan White [SWHITE@oneidanation.org]
Sent:	Friday, April 15, 2011 11:28 AM
To:	Robert Molinet
Cc:	SHeim@bostoncommonasset.com
Subject:	Oneida filing letter and shareholder resolution
Attachments:	Oneida Trust filing letter and resolution 041411.pdf

Sekoli Mr. Molinet, How are you? The Oneida Trust is presenting a proposal for this year's FedEx annual meeting. I am attaching the resolution and filing letter that I sent to FedEx this A.M. We have several cofilers. We are asking the Board to review its policies related to human rights.

Please let me know if you have questions or comments on the material. I look forward to continuing our discussions. Yaw^>ko, Susan White

Susan White, Director
Oneida Trust
P O Box 365
Oneida WI 54155
tf 1-800-236-2214
dr 1-920-490-3935
fx 1-920-496-7491


ONEIDA TRIBE OF INDIANS OF WISCONSIN

ONEIDA TRUST DEPARTMENT

P.O. BOX 365 • ONEIDA, WI 54155
PHONE: (920) 490-3935 FAX: (920) 496-7491

April 14, 2011

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of the Oneida Elder Trust, I am authorized to submit the following resolution which asks the Board to review its policies related to human rights. It is filed for inclusion in the 2011 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The filers of this resolution appreciate previous dialogue with FedEx. We look forward to continuing these discussions.

Oneida Trust is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 55 shares of Federal Express stock. Verification of ownership follows.

We have been a shareholder for more than one year and continue to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting to move the resolution.

We may be joined by other investors as cofilers of this resolution. Please direct any communications to me at P.O. Box 365 Oneida, WI 54155; or via email at swhite@oneidanation.org I would appreciate receiving a confirmation of receipt of this letter via email.

Yours truly,

Susan White, Director
Oneida Trust

Review and Develop Indicators for Human Rights Policy
2011—FedEx Corporation

WHEREAS:
Expectations of the global community are growing, such that companies must have policies to promote and protect human rights within their areas of activity and sphere of influence to help promote and protect a company's reputation as a good corporate citizen.

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

FedEx, in its Annual Report 2010, states: "...our company is built around a singular vision: to make it possible for people and businesses to connect and collaborate with each other, no matter where they are in the world. Our networks are critical elements of a global force we call Access, the ability to transform through connectivity. We know...that Access has the power to change millions of lives for the better. We work constantly to expand Access. Every year, we do that more responsibly and resourcefully..." (Frederick W. Smith, Letter from the Chairman, p.6)

While FedEx states: "Our goal is to comply with all local laws and to adhere to the highest standards of integrity and ethics everywhere in the world," (Code of Business Conduct and Ethics, 7-09 p.7), our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy with key performance indicators, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

We recommend FedEx base its human rights policies on the Universal Declaration of Human Rights; United Nations Declaration on the Rights of Indigenous Peoples, which recognizes the collective and individual rights of over 370 million Native peoples worldwide (U.S. support announced, December 16, 2010, http://www.state.gov/r/pa/prs/ps/2010/12/153027.htm); International Labor Organization's Core Labor Standards; and United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.

RESOLVED: Shareholders request management to review policies related to human rights to assess areas where FedEx needs to adopt and implement additional policies and to report findings, omitting proprietary information and prepared at reasonable expense, by February 15, 2012.

Supporting Statement:
We recommend the review include:
1. Risk assessment where FedEx operates to determine potential for human rights abuses in locations, such as Israel and other Middle East countries, Afghanistan, Sudan and other civil strife/war-torn areas, as well as countries where discrimination and abuse based on class, religion, ethnicity are known occurrences, such as India, the United States, Indonesia.
2. A report on current systems in place to ensure that FedEx contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. The FedEx strategy of engagement with internal and external stakeholders.

We urge your support FOR this proposal.


ONEIDA TRIBE OF INDIANS OF WISCONSIN

ONEIDA TRUST DEPARTMENT

P.O. Box 365 • Oneida, WI 54155
Phone: (920) 490-3935 Fax: (920) 496-7491


RECEIVED
APR 18 2011
FedEx Corporation
Chairman & CEO

April 14, 2011

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of the Oneida Elder Trust, I am authorized to submit the following resolution which asks the Board to review its policies related to human.rights. It is filed for inclusion in the 2011 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The filers of this resolution appreciate previous dialogue with FedEx. We look forward to continuing these discussions.

Oneida Trust is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 55 shares of Federal Express stock. Verification of ownership follows.

We have been a shareholder for more than one year and continue to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting to move the resolution.

We may be joined by other investors as cofilers of this resolution. Please direct any communications to me at P.O. Box 365 Oneida, WI 54155; or via email at swhite@oneidanation.org I would appreciate receiving a confirmation of receipt of this letter via email.

Yours truly,

Susan White, Director
Oneida Trust

Review and Develop Indicators for Human Rights Policy
2011—FedEx Corporation

WHEREAS:

Expectations of the global community are growing, such that companies must have policies to promote and protect human rights within their areas of activity and sphere of influence to help promote and protect a company's reputation as a good corporate citizen.

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

FedEx, in its Annual Report 2010, states: "...our company is built around a singular vision: to make it possible for people and businesses to connect and collaborate with each other, no matter where they are in the world. Our networks are critical elements of a global force we call Access, the ability to transform through connectivity. We know...that Access has the power to change millions of lives for the better. We work constantly to expand Access. Every year, we do that more responsibly and resourcefully..." (Frederick W. Smith, Letter from the Chairman, p.6)

While FedEx states: "Our goal is to comply with all local laws and to adhere to the highest standards of integrity and ethics everywhere in the world," (Code of Business Conduct and Ethics, 7-09 p.7), our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy with key performance indicators, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

We recommend FedEx base its human rights policies on the Universal Declaration of Human Rights; United Nations Declaration on the Rights of Indigenous Peoples, which recognizes the collective and individual rights of over 370 million Native peoples worldwide (U.S. support announced, December 16, 2010, http://www.state.gov/r/pa/prs/ps/2010/12/153027.htm); International Labor Organization's Core Labor Standards; and United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.

RESOLVED: Shareholders request management to review policies related to human rights to assess areas where FedEx needs to adopt and implement additional policies and to report findings, omitting proprietary information and prepared at reasonable expense, by February 15, 2012.

Supporting Statement:

We recommend the review include:

1. Risk assessment where FedEx operates to determine potential for human rights abuses in locations, such as Israel and other Middle East countries, Afghanistan, Sudan and other civil strife/war-torn areas, as well as countries where discrimination and abuse based on class, religion, ethnicity are known occurrences, such as India, the United States, Indonesia.
2. A report on current systems in place to ensure that FedEx contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. The FedEx strategy of engagement with internal and external stakeholders.

We urge your support FOR this proposal.



CPR


ONEIDA TRIBE OF INDIANS OF WISCONSIN

ONEIDA TRUST DEPARTMENT

P.O. Box 365 • Oneida, WI 54155

Phone: (920) 490-3935 Fax: (920) 496-7491

Facsimile Transmission

To: Frederick W. Smith	From: Susan White
Dept: President and Ceo FedEx Corp.	Title: Director, Trust Dept.
Phone:	Date: 4-15-11
Fax #: 901 818-7570	#of pgs (including cover): 3

The original will X will not ___ be mailed.

The Oneida Trust is presenting a proposal for this year's FedEx annual meeting. I am attaching the resolution and filing letter that I sent to FedEx this A.M. We have several cofilers. We are asking the Board to review its policies related to human rights.

Please let me know if you have questions or comments on the material. I look forward to continuing our discussions

Yaw^?ko, Susan White

Oneida Trust Dept.

P.O. Box 365

Oneida WI 54155

tf 1-800-236-2214

dr. 1-920-490-3935

Fx 1-920-496-7491


ONEIDA TRIBE OF INDIANS OF WISCONSIN

ONEIDA TRUST DEPARTMENT

P.O. BOX 365 • ONEIDA, WI 54155
PHONE: (920) 490-3935 FAX: (920) 496-7491

April 14, 2011

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of the Oneida Elder Trust, I am authorized to submit the following resolution which asks the Board to review its policies related to human rights. It is filed for inclusion in the 2011 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The filers of this resolution appreciate previous dialogue with FedEx. We look forward to continuing these discussions.

Oneida Trust is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 55 shares of Federal Express stock. Verification of ownership follows.

We have been a shareholder for more than one year and continue to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting to move the resolution.

We may be joined by other investors as cofilers of this resolution. Please direct any communications to me at P.O. Box 365 Oneida, WI 54155; or via email at swhite@oneidanation.org I would appreciate receiving a confirmation of receipt of this letter via email.

Yours truly,

Susan White, Director
Oneida Trust

Review and Develop Indicators for Human Rights Policy
2011—FedEx Corporation

WHEREAS:
Expectations of the global community are growing, such that companies must have policies to promote and protect human rights within their areas of activity and sphere of influence to help promote and protect a company's reputation as a good corporate citizen.

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

FedEx, in its Annual Report 2010, states: "...our company is built around a singular vision: to make it possible for people and businesses to connect and collaborate with each other, no matter where they are in the world. Our networks are critical elements of a global force we call Access, the ability to transform through connectivity. We know...that Access has the power to change millions of lives for the better. We work constantly to expand Access. Every year, we do that more responsibly and resourcefully..."
(Frederick W. Smith, Letter from the Chairman, p.6)

While FedEx states: "Our goal is to comply with all local laws and to adhere to the highest standards of integrity and ethics everywhere in the world," (Code of Business Conduct and Ethics, 7-09 p.7), our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy with key performance indicators, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

We recommend FedEx base its human rights policies on the Universal Declaration of Human Rights; United Nations Declaration on the Rights of Indigenous Peoples, which recognizes the collective and individual rights of over 370 million Native peoples worldwide (U.S. support announced, December 16, 2010, http://www.state.gov/r/pa/prs/ps/2010/12/153027.htm); International Labor Organization's Core Labor Standards; and United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.

RESOLVED: Shareholders request management to review policies related to human rights to assess areas where FedEx needs to adopt and implement additional policies and to report findings, omitting proprietary information and prepared at reasonable expense, by February 15, 2012.

Supporting Statement:
We recommend the review include:
1. Risk assessment where FedEx operates to determine potential for human rights abuses in locations, such as Israel and other Middle East countries, Afghanistan, Sudan and other civil strife/war-torn areas, as well as countries where discrimination and abuse based on class, religion, ethnicity are known occurrences, such as India, the United States, Indonesia.
2. A report on current systems in place to ensure that FedEx contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. The FedEx strategy of engagement with internal and external stakeholders.

We urge your support FOR this proposal.

Robert Molinet

From: Robert Molinet
Sent: Tuesday, April 26, 2011 5:29 PM
To: 'Susan White'
Cc: SHeim@bostoncommonasset.com; Mitch Jackson; Alan Haguewood; Elizabeth Saxton
Subject: RE: Oneida filing letter and shareholder resolution
Attachments: 20110426171940231.pdf

Susan – This will confirm that we have received your shareholder proposal, as well as identical proposals from Calvert Asset Management, Mercy Investment Services and First Affirmative Financial Network. We will, however, need verification of Oneida's ownership of FedEx shares per the attached letter.

Once we receive verification of your stock ownership, I'd like to discuss the stockholder proposal with you and the other proponents. Let me know if you have some time early next week.

Thanks, Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Friday, April 15, 2011 11:28 AM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com
Subject: Oneida filing letter and shareholder resolution

Sekoli Mr. Molinet, How are you? The Oneida Trust is presenting a proposal for this year's FedEx annual meeting. I am attaching the resolution and filing letter that I sent to FedEx this A.M. We have several cofilers. We are asking the Board to review its policies related to human rights.

Please let me know if you have questions or comments on the material. I look forward to continuing our discussions.
Yaw^>ko, Susan White

Susan White, Director
Oneida Trust
P O Box 365
Oneida WI 54155
tf 1-800-236-2214
dr 1-920-490-3935
fx 1-920-496-7491

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL ***(swhite@oneidanation.org)***

April 26, 2011

Susan White
Director
Oneida Trust Department
909 Packerland Drive
Green Bay, WI 54303

Subject: ***Stockholder Proposal of Oneida Elder Trust (the "Trust")***

Dear Ms. White:

We received the stockholder proposal dated April 14, 2011 that you submitted on behalf of the Trust. You asked that all questions or correspondence regarding the proposal be directed to your attention.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, the Trust must have continuously held at least $2,000 in market value, or 1%, of FedEx Corporation common stock for at least one year as of the date the proposal was submitted.

The Trust did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of the Trust's shares verifying that, as of the date the proposal was submitted, the Trust had continuously owned the requisite shares of FedEx Corporation common stock for at least one year. For your convenience, I have attached a copy of Rule 14a-8.

Please send the statement to my attention. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION

Robert T. Molinet

Attachment

Robert Molinet

From:	Misty Cannon [MCANNON@oneidanation.org]
Sent:	Thursday, April 28, 2011 10:55 AM
To:	Robert Molinet
Cc:	Susan White
Subject:	Re: FW: Oneida filing letter and shareholder resolution
Attachments:	fed ex letter_1.pdf

Good Morning,

I am Misty Cannon, Susan White's Research Assistant. She requested I forward you this letter confirming shares with the FedEx by the Oneida Trust Committee. If you have any questions or need further assistance, please let Susan know. Have a great day. Misty

Misty Cannon
Research Assistant
Oneida Trust Department
Oneida Tribe of Indians of Wisconsin
PO Box 365
Oneida, WI 54155
Toll Free: 1-800-206-1100
Direct Line: 920-490-3933
Fax:920-496-7491

>>> Susan White 4/28/2011 10:20 AM >>>

Sent from my HTC

-----Original Message-----
From: Robert Molinet <rtmolinet@fedex.com>
Sent: Wednesday, April 27, 2011 5:37 PM
To: Susan White <SWHITE@oneidanation.org>
Subject: RE: Oneida filing letter and shareholder resolution

Susan -- Thanks. I'll get back to you later in the week to confirm the time, as well as participants from our end. I'll also send you a dial-in number.

Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Wednesday, April 27, 2011 3:42 PM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com; Alan Haguewood; Elizabeth Saxton; Mitch Jackson
Subject: RE: Oneida filing letter and shareholder resolution

Hi Robert, I've heard from most of the co-filers. It seems Tuesday May 3, 2011 8:00 AM - 11:30 A.M. EST works for most of us. Might you have conference call phone line we could use? Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 4/27/2011 9:58 AM >>>

Susan – Thanks. Tuesday is best for us.

Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Wednesday, April 27, 2011 9:33 AM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com; Alan Haguewood; Elizabeth Saxton; Mitch Jackson
Subject: RE: Oneida filing letter and shareholder resolution

Yaw^>ko Robert. I will see what the delay is on the ownership verification.

Also, Tuesday and Wednesday next week work well for me. I'll check with the others, Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 4/26/2011 5:28 PM >>>

Susan – This will confirm that we have received your shareholder proposal, as well as identical proposals from Calvert Asset Management, Mercy Investment Services and First Affirmative Financial Network. We will, however, need verification of Oneida's ownership of FedEx shares per the attached letter.

Once we receive verification of your stock ownership, I'd like to discuss the stockholder proposal with you and the other proponents. Let me know if you have some time early next week.

Thanks, Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Friday, April 15, 2011 11:28 AM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com
Subject: Oneida filing letter and shareholder resolution

Sekoli Mr. Molinet, How are you? The Oneida Trust is presenting a proposal for this year's FedEx annual meeting. I am attaching the resolution and filing letter that I sent to FedEx this A.M. We have several cofilers. We are asking the Board to review its policies related to human rights.

Please let me know if you have questions or comments on the material. I look forward to continuing our discussions. Yaw^>ko, Susan White

Susan White, Director
Oneida Trust

P O Box 365
Oneida WI 54155
tf 1-800-236-2214
dr 1-920-490-3935
fx 1-920-496-7491

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

April 28, 2011

Susan White, Director
Oneida Trust Department
The Oneida Tribe of Indians of Wisconsin
1250 Packerland Drive, Suite B
Green Bay, WI 54303

Dear Ms. White:

This letter confirms that The Northern Trust Company's ("Northern") records reflect the purchase of 55.00 shares of FEDEX CORP COM (CUSIP 31428X106) by the Oneida Trust Committee of the Oneida Tribe of Indians of Wisconsin ("Oneida Tribe") held in the Custody Account dated March 2, 2009 by and between the Oneida Tribe and Northern.

These shares have been continually held by Oneida Tribe since the purchase date of April 16, 2009.

Please note that Northern Trust holds these shares in the DTC nominee name of CEDE & Co.

Sincerely,

Bernard Walsh
Second Vice President



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

April 13, 2011

Ms. Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

Dear Ms. Richards,

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 49 mutual funds sponsored by Calvert Group, Ltd., including 22 funds that apply sustainability criteria. Calvert currently has over $14.7 billion in assets under management.

We are hereby authorized to notify you of our intention to file the enclosed shareholder resolution with the company on behalf of the following Calvert Funds: Calvert Social Index Fund (a series of Calvert Social Index Series, Inc.), Calvert Balanced Portfolio (a series of Calvert Social Investment Fund), and Calvert VP S&P 500 Index and Calvert VP Balanced Index Portfolios (each a series of Calvert Variable Products, Inc.). We submit this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Funds each hold more than $2,000 of FedEx Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. The Funds will remain invested in this position continuously through the date of the 2011 annual meeting. Verification of ownership from the custodian is available upon request. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We write today to request that FedEx request management to review policies related to human rights to assess areas where FedEx needs to adopt and implement additional policies and to report findings, omitting proprietary information and prepared at reasonable expense by February 15, 2012.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. We understand that Susan White of the Oneida Elder Trust is submitting an identical proposal. Calvert recognizes Oneida Trust as the lead filer and intends to act as a co-sponsor of the resolution. Calvert would like to receive copies of all correspondence sent to Ms. White as it relates to the proposal. In this regard, please direct any correspondence to Reed Montague, at 301-951-4815, or contact her via email at reed.montague@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King, Esq.
Assistant Vice President and Assistant Secretary
Calvert Social Index Series, Inc., Calvert Social Investment Fund and Calvert Variable Products, Inc.

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Review and Develop Indicators for Human Rights Policy
2011—FedEx Corporation

WHEREAS:
Expectations of the global community are growing, such that companies must have policies to promote and protect human rights within their areas of activity and sphere of influence to help promote and protect a company's reputation as a good corporate citizen.

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

FedEx, in its Annual Report 2010, states: "...our company is built around a singular vision: to make it possible for people and businesses to connect and collaborate with each other, no matter where they are in the world. Our networks are critical elements of a global force we call Access, the ability to transform through connectivity. We know...that Access has the power to change millions of lives for the better. We work constantly to expand Access. Every year, we do that more responsibly and resourcefully..." (Frederick W. Smith, Letter from the Chairman, p.6)

While FedEx states: "Our goal is to comply with all local laws and to adhere to the highest standards of integrity and ethics everywhere in the world," (Code of Business Conduct and Ethics, 7-09 p.7), our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy with key performance indicators, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

We recommend FedEx base its human rights policies on the Universal Declaration of Human Rights; United Nations Declaration on the Rights of Indigenous Peoples, which recognizes the collective and individual rights of over 370 million Native peoples worldwide (U.S. support announced, December 16, 2010, http://www.state.gov/r/pa/prs/ps/2010/12/153027.htm); International Labor Organization's Core Labor Standards; and United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.

RESOLVED: Shareholders request management to review policies related to human rights to assess areas where FedEx needs to adopt and implement additional policies and to report findings, omitting proprietary information and prepared at reasonable expense, by February 15, 2012.

Supporting Statement:
We recommend the review include:
1. Risk assessment where FedEx operates to determine potential for human rights abuses in locations, such as Israel and other Middle East countries, Afghanistan, Sudan and other civil strife/war-torn areas, as well as countries where discrimination and abuse based on class, religion, ethnicity are known occurrences, such as India, the United States, Indonesia.
2. A report on current systems in place to ensure that FedEx contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. The FedEx strategy of engagement with internal and external stakeholders.

We urge your support FOR this proposal.

Robert Molinet

From: Robert Molinet
Sent: Tuesday, April 26, 2011 5:18 PM
To: 'reed.montague@calvert.com'
Cc: Alan Haguewood; Elizabeth Saxton
Subject: Stockholder Proposal - Verification of Stock Ownership
Attachments: 20110426171903552.pdf

Mr. Montague -- Please see attached letter.

Rob Molinet

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL ***(reed.montague@calvert.com)***

April 26, 2011

Reed Montague
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Subject: ***Stockholder Proposal of Calvert Social Index Fund, Calvert Balanced Portfolio, Calvert VP S&P 500 Index Portfolio, and Calvert VP Balanced Index Portfolio (the "Calvert Funds", each individually, a "Calvert Fund")***

Dear Ms. Montague:

We received the stockholder proposal dated April 13, 2011 that Lancelot A. King submitted on behalf of the Calvert Funds. He asked that all questions or correspondence regarding the proposal be directed to your attention.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, each Calvert Fund must have continuously held at least $2,000 in market value, or 1%, of FedEx Corporation common stock for at least one year as of the date the proposal was submitted.

The Calvert Funds did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of the Calvert Funds' shares verifying that, as of the date the proposal was submitted, each Calvert Fund had continuously owned the requisite shares of FedEx Corporation common stock for at least one year. For your convenience, I have attached a copy of Rule 14a-8.

Please send the statement to my attention. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

Attachment

Robert Molinet

From: Reed.Montague@Calvert.com
Sent: Tuesday, May 03, 2011 3:57 PM
To: Robert Molinet
Cc: Alan Haguewood; Elizabeth Saxton
Subject: RE: Stockholder Proposal - Verification of Stock Ownership
Attachments: FedEx Share Verification.pdf

Dear Mr. Molinet,

Please see the attached letter and verification of stock ownership.

Regards,

Reed Montague

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Tuesday, April 26, 2011 6:18 PM
To: Montague, Reed
Cc: Alan Haguewood; Elizabeth Saxton
Subject: Stockholder Proposal - Verification of Stock Ownership

Mr. Montague -- Please see attached letter.

Rob Molinet

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

May 2, 2011

Mr. Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Molinet:

As requested in a letter from FedEx Corporation (the "Company") dated April 26, 2011, please see the enclosed letter verifying that Calvert Funds: Calvert Social Index Fund (a series of Calvert Social Index Series, Inc.), Calvert Balanced Portfolio (a series of Calvert Social Investment Fund) and Calvert VP S&P 500 Index Portfolio (a series of Calvert Variable Products, Inc.) own Company shares. (Please note that Calvert VP Balanced Index Portfolio merged away on April 29, 2011 so the holdings of these shares are no longer relevant to this resolution.) The enclosed letter from State Street Corp. shows that the Funds are each a beneficial owner of at least $2,000 in market value securities entitled to be voted at the next shareholder meeting. Furthermore, the State Street letter shows that the Funds had each held these securities continuously for at least one year as of April 18, 2011, the time Calvert Asset Management Company, Inc. ("Calvert") submitted its shareholder proposal. (As of April 30, 2011, we have changed our name to Calvert Investment Management, Inc.) Furthermore, the Funds intend to remain invested in this position continuously through the date of the 2011 annual meeting.

We appreciate your attention in this matter and look forward to working with you.

Sincerely,

Lance A. King, Esq.
Assistant Vice President and Assistant Secretary
Calvert Social Index Series, Inc., Calvert Social Investment Fund and Calvert Variable Products, Inc.



STATE STREET

Investment Services
P.O. Box 5607
Boston, MA 02110

April 29, 2011,

Calvert Group, LTD
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of April 28, 2011 the Calvert Funds listed below held the indicated amount of shares of the stock of FEDEX CORP. (CUSIP 31428X106). Also the funds held the amount of shares indicated continuously between 04/01/2010 & 04/28/2011.

Fund Number	Name	Shares as of 04/28/11	Shares held between 04/01/2010 & 04/28/2011
D872	Calvert Social Index Fund	4,791	4,638
D894	Calvert VP S&P 500 Index Portfolio	6,250	6,250
D8A6	Calvert VP Balanced Index Portfolio	225	225
D8B1	CSIF Balanced Portfolio	15,132	6,302

Please feel free to contact me if you need any further information.

Sincerely,

Michelle Mcelroy

Michelle Mcelroy
Account Manager
State Street Corp



First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

CPR | R
Molinet

April 15, 2011

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120


RECEIVED
APR 18 2011
2/9011
FedEx Corporation
Chairman & CEO

Dear Mr. Smith:

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $700 million in assets under management. First Affirmative joins Oneida Trust to co-file the enclosed shareholder resolution with FedEx, which asks the Board to review its policies related to human rights. We support the inclusion of this proposal in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Rule 14a-8 requires that a proponent be either a "record or beneficial owner" of voting securities of the registrant in order to be eligible to submit a shareholder proposal. First Affirmative is the "beneficial owner" of more than 6,000 shares of FedEx as the term "beneficial owner" is used in Rule 14a-8.

Per Rule 14a-8, we hold more than $2,000 of FedEx common stock, acquired more than one year prior to the filing deadline and held continuously for that time. We intend to remain invested in this position continuously through the date of the 2011 annual meeting.

Verification of beneficial ownership will be forwarded under separate cover, by our custodian Folio*fn* Investments, Inc.

Oneida Trust is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate. Oneida will send a representative to the stockholders' meeting to move the shareholder proposal.

The filers of this resolution appreciate previous dialogue with FedEx. We look forward to continuing these discussions.

Please direct any communications to Susan White, Director Oneida Trust, at (920) 490-3935, swhite@oneidanation.org with a copy to Holly Testa, Shareowner Advocate, First Affirmative Financial Network, LLC, hollytesta@firstaffirmative.com.

We would appreciate receiving a confirmation of receipt of this letter to Holly Testa.

Sincerely,



George Gay, CFP®, AIF®
Chief Executive Officer
First Affirmative Financial Network, LLC

Cc: Susan White, Oneida Nation

Enclosure: Shareholder Proposal

Review and Develop Indicators for Human Rights Policy
2011—FedEx Corporation

WHEREAS:
Expectations of the global community are growing, such that companies must have policies to promote and protect human rights within their areas of activity and sphere of influence to help promote and protect a company's reputation as a good corporate citizen.

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

FedEx, in its Annual Report 2010, states: "...our company is built around a singular vision: to make it possible for people and businesses to connect and collaborate with each other, no matter where they are in the world. Our networks are critical elements of a global force we call Access, the ability to transform through connectivity. We know...that Access has the power to change millions of lives for the better. We work constantly to expand Access. Every year, we do that more responsibly and resourcefully..." (Frederick W. Smith, Letter from the Chairman, p.6)

While FedEx states: "Our goal is to comply with all local laws and to adhere to the highest standards of integrity and ethics everywhere in the world," (Code of Business Conduct and Ethics, 7-09 p.7), our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy with key performance indicators, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

We recommend FedEx base its human rights policies on the Universal Declaration of Human Rights; United Nations Declaration on the Rights of Indigenous Peoples, which recognizes the collective and individual rights of over 370 million Native peoples worldwide (U.S. support announced, December 16, 2010, http://www.state.gov/r/pa/prs/ps/2010/12/153027.htm); International Labor Organization's Core Labor Standards; and United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.

RESOLVED: Shareholders request management to review policies related to human rights to assess areas where FedEx needs to adopt and implement additional policies and to report findings, omitting proprietary information and prepared at reasonable expense, by February 15, 2012.

Supporting Statement:
We recommend the review include:
1. Risk assessment where FedEx operates to determine potential for human rights abuses in locations, such as Israel and other Middle East countries, Afghanistan, Sudan and other civil strife/war-torn areas, as well as countries where discrimination and abuse based on class, religion, ethnicity are known occurrences, such as India, the United States, Indonesia.
2. A report on current systems in place to ensure that FedEx contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. The FedEx strategy of engagement with internal and external stakeholders.

We urge your support FOR this proposal.


Folio Institutional

FOLIO*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

April 19, 2011

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

Please accept this letter as documentation that Folio*fn* Investments, Inc. acts as the custodian for First Affirmative Financial Network, LLC. Further, we are writing this letter to verify that First Affirmative Financial Network is the Investment Advisor on a number of client accounts that held a total of 7,079 shares of FedEx on April 18, 2011.

In the above referenced client accounts, First Affirmative Financial Network has continuously held at least $2,000 in market value of FedEx for at least one year prior to the filing deadline.

First Affirmative Financial Network is a beneficial owner with discretionary authority for each of the above referenced client accounts, and each client has delegated proxy voting authority to First Affirmative Financial Network.

Sincerely,

Drew Wieder
VP Customer Service
Folio*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
wiederd@folioinvesting.com
T: 703-245-4840


RECEIVED
APR 22 2011
219/87
FedEx Corporation
Chairman & CEO


MERCY
INVESTMENT
SERVICES, INC

CFP / R. Molinet

April 15, 2011


RECEIVED
APR 19 2011
219054
FedEx Corporation
Chairman & CEO

Fredrick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

Dear Mr. Smith:

On behalf of Mercy Investment Services, Inc, I am authorized to submit the following resolution that requests management to review policies related to human rights. It is filed for inclusion in the 2011 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As I know you are aware, the expectations of the global community are increasing and corporations with a global footprint must promote and protect human rights within their area of activity.

Mercy Investment Services is the beneficial owner of at least 2,000 shares of Fed Ex stock for the period of a year and verification of ownership will follow. We plan to continue to hold the stock at least until the time of the annual meeting. We are co-filing this resolution along with The Oneida Elder Trust and will coordinate with Susan White on moving this work forward. We look forward to dialogue Fed Ex on this issue of human rights.

Yours truly,

Pat Zerega

Pat Zerega
Shareholder Advocacy
136 Alleyne Dr. Pittsburgh PA 15215
412.414.3587 zeregap@gmail.com

Susan S. Makos

Susan Smith Makos
Director of Social Responsibility
Mercy Investment Services, Inc.
513-673-9992 smakos@sistersofmercy.org

Review and Develop Indicators for Human Rights Policy
2011—FedEx Corporation

WHEREAS:
Expectations of the global community are growing, such that companies must have policies to promote and protect human rights within their areas of activity and sphere of influence to help promote and protect a company's reputation as a good corporate citizen.

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

FedEx, in its Annual Report 2010, states: "...our company is built around a singular vision: to make it possible for people and businesses to connect and collaborate with each other, no matter where they are in the world. Our networks are critical elements of a global force we call Access, the ability to transform through connectivity. We know...that Access has the power to change millions of lives for the better. We work constantly to expand Access. Every year, we do that more responsibly and resourcefully..." (Frederick W. Smith, Letter from the Chairman, p.6)

While FedEx states: "Our goal is to comply with all local laws and to adhere to the highest standards of integrity and ethics everywhere in the world," (Code of Business Conduct and Ethics, 7-09 p.7), our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy with key performance indicators, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

We recommend FedEx base its human rights policies on the Universal Declaration of Human Rights; United Nations Declaration on the Rights of Indigenous Peoples, which recognizes the collective and individual rights of over 370 million Native peoples worldwide (U.S. support announced, December 16, 2010, http://www.state.gov/r/pa/prs/ps/2010/12/153027.htm); International Labor Organization's Core Labor Standards; and United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.

RESOLVED: Shareholders request management to review policies related to human rights to assess areas where FedEx needs to adopt and implement additional policies and to report findings, omitting proprietary information and prepared at reasonable expense, by February 15, 2012.

Supporting Statement:
We recommend the review include:
1. Risk assessment where FedEx operates to determine potential for human rights abuses in locations, such as Israel and other Middle East countries, Afghanistan, Sudan and other civil strife/war-torn areas, as well as countries where discrimination and abuse based on class, religion, ethnicity are known occurrences, such as India, the United States, Indonesia.
2. A report on current systems in place to ensure that FedEx contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. The FedEx strategy of engagement with internal and external stakeholders.

We urge your support FOR this proposal.


BNY MELLON
ASSET SERVICING

CPR/
moline.t

April 18, 2011


RECEIVED
APR 18 2011
219015
FedEx Corporation
Chairman & CEO

Fredrick W. Smith
Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Re: Mercy Investment Services Inc.

Dear Mr. Smith:

This letter will certify that as of April 18, 2011 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 4,907 shares of FedEx Corporation.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of FedEx Corporation, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Meghan Dragina
Senior Associate
BNY Mellon Asset Servicing

Phone: (412) 234-4991
Email: Meghan.dragina@bnymellon.com

500 Grant Street, BNY Mellon Center, Suite 0625, Pittsburgh, PA 15258
T 412 234 4100 www.bnymellon.com

Robert Molinet

From: Susan White [SWHITE@oneidanation.org]
Sent: Wednesday, April 27, 2011 3:42 PM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com; Alan Haguewood; Elizabeth Saxton; Mitch Jackson
Subject: RE: Oneida filing letter and shareholder resolution

Hi Robert, I've heard from most of the co-filers. It seems Tuesday May 3, 2011 8:00 AM - 11:30 A.M. EST works for most of us. Might you have conference call phone line we could use? Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 4/27/2011 9:58 AM >>>

Susan – Thanks. Tuesday is best for us.

Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Wednesday, April 27, 2011 9:33 AM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com; Alan Haguewood; Elizabeth Saxton; Mitch Jackson
Subject: RE: Oneida filing letter and shareholder resolution

Yaw^>ko Robert. I will see what the delay is on the ownership verification.

Also, Tuesday and Wednesday next week work well for me. I'll check with the others, Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 4/26/2011 5:28 PM >>>

Susan – This will confirm that we have received your shareholder proposal, as well as identical proposals from Calvert Asset Management, Mercy Investment Services and First Affirmative Financial Network. We will, however, need verification of Oneida's ownership of FedEx shares per the attached letter.

Once we receive verification of your stock ownership, I'd like to discuss the stockholder proposal with you and the other proponents. Let me know if you have some time early next week.

Thanks, Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Friday, April 15, 2011 11:28 AM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com
Subject: Oneida filing letter and shareholder resolution

Sekoli Mr. Molinet, How are you? The Oneida Trust is presenting a proposal for this year's FedEx annual meeting. I am attaching the resolution and filing letter that I sent to FedEx this A.M. We have several cofilers. We are asking the Board to review its policies related to human rights.

Please let me know if you have questions or comments on the material. I look forward to continuing our discussions.
Yaw^>ko, Susan White

Susan White, Director
Oneida Trust
P O Box 365
Oneida WI 54155
tf 1-800-236-2214
dr 1-920-490-3935
fx 1-920-496-7491

Robert Molinet

From:	Robert Molinet
Sent:	Tuesday, May 03, 2011 11:13 AM
To:	'Susan White'
Cc:	SHeim@bostoncommonasset.com; tsmith@bostontrust.com; Reed.Montague@Calvert.com; christierenner@firstaffirmative.com; zeregap@gmail.com; SAlpern@trilliuminvest.com
Subject:	RE: Re: FW: Oneida filing letter and shareholder resolution

Susan -- Thanks. For today's call, we would simply like to gain a better understanding of your shareholder proposal and the reason for it. We are happy to schedule a follow-up call if we all believe that it would be productive.

Tim -- FYI, we are still awaiting receipt of verification of FedEx stock ownership from Calvert.

Talk to you soon.

Rob

-----Original Message-----
From: Susan White [mailto:swhite@oneidanation.org]
Sent: Tuesday, May 03, 2011 10:52 AM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com; tsmith@bostontrust.com; Reed.Montague@Calvert.com; christierenner@firstaffirmative.com; zeregap@gmail.com; SAlpern@trilliuminvest.com
Subject: RE: Re: FW: Oneida filing letter and shareholder resolution

Hi Mr. Molinet - The following individuals may be able to participate on the call. A couple of them may need to leave the call early. I hope that is ok. This is the best we could do with little notice. We are happy to discuss the proposal with you. We do request a second call around the end of May 2011 so that we may have time to properly prepare and engage with you on the shareholder discussions.

Susan White - Oneida Trust Director, Steven Heim - Boston Common Asset Mgmt Managing Director, Pat Zerega and Valerie Heinonen with Sisters of Mercy, Shelly Alpern - Trillium Asset Mgmt Vice President, Reed Montague - Calvert Sustainability Analyst, and Christie Renner - First Affirmative Financial Network, and Tim Smith - Walden Asset Mgmt.

We are very interestd in any follow up information you may have on the email Steven Heim sent you on Sept 24, 2010. This is an excerpt from that email.

"One thing we promised you when we last spoke were suggestions on ways FedEx could perhaps distance itself from the Washington NFL team name and logo, despite FedEx's name still being on the team's stadium for contractual reasons.

Here are a few ideas. We are happy to provide examples.

1. Remove FedEx logo from the backdrop used for the team's televised press conferences after football games.
2. On FedEx's corporate website, change any references using team name to "Washington NFL team" or other such reference.
3. Don't allow team to use FedEx logo in its marketing or advertising materials. FedEx's name, however, is in the team's stadium name, FedExField.

4. Remove FedEx logo from within FedExField or stadium signs.
5. Remove FedEx logo from highway signs if team logo is on the sign too.
6. In FedEx's own marketing or press releases don't use team name or logo."

Looking forward to our 1:30 PM CST / 2:30 PM EST call with you today. Yaw^>ko, Susan.

Susan White, Director
Oneida Trust
P O Box 365
Oneida WI 54155
tf 1-800-236-2214
dr 1-920-490-3935
fx 1-920-490-3939
>>> "Robert Molinet" <rtmolinet@fedex.com> 05/02/11 4:47 PM >>>
Susan - The letter is fine. Thanks for forwarding.

Let's do the call tomorrow at 1:30 (central). Dial in is 877-835-6338; Meeting ID is 222387.

Participating for FedEx will be Judy Edge (VP of Human Resources), Mitch Jackson (VP of Sustainability), myself and Alan Haguewood from my Corporate Law group.

Please let me know who will be on the line from your end.

We are looking forward to the conversation.

Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Monday, May 02, 2011 3:41 PM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com
Subject: Fwd: Re: FW: Oneida filing letter and shareholder resolution

HI Mr Molinet, Is the attached letter acceptable for verification of ownership?

I heard from all the co-filers and other interested parties. Most of them were available on Tuesday (tomorrow.) Please go ahead and give us a time and phone number so they can block out their calendars. If Tuesday afternoon is best for you, we'll go with that. I am available from 8:00 AM - 11:15 AM CST and then again from 1:30 PM -5:00 PM CST.
Thank you, Susan.

Robert Molinet

From:	Susan White [SWHITE@oneidanation.org]
Sent:	Tuesday, May 03, 2011 3:00 PM
To:	Robert Molinet
Cc:	SHeim@bostoncommonasset.com; Alan Haguewood
Subject:	Re: Follow-up Call

I thank you for your time today, too Rob. I will check with the group on those proposed dates and get back w you. Yaw^>ko, Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 5/3/2011 2:54 PM >>>
Susan -- Thanks again for your time today. Let's try to schedule our follow-up call for the end of next week. The morning of May 12 or late afternoon (after 4:00 eastern) on May 13 work for us. We would both benefit in knowing (sooner rather than later) whether we can find sufficient common ground to warrant the withdrawal of your shareholder proposal before the SEC's deadline for the submission of a no-action request.

In the meantime, we'll expect your thoughts on best practices related to human rights policies and disclosure.

Rob

Robert Molinet

From: Robert Molinet
Sent: Thursday, May 19, 2011 10:45 AM
To: 'Susan White'
Cc: SHeim@bostoncommonasset.com; Alan Haguewood
Subject: RE: Follow-up Call

Susan – Thanks for the information. We will review and get back to you with our thoughts. That will not be possible today, so I will follow up with you regarding our availability for a call next week.

Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Thursday, May 19, 2011 10:17 AM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com; Alan Haguewood
Subject: RE: Follow-up Call

Hi Rob - Here is a list of companies on Human Rights. The amicus briefs and the Feb 2009 letters are referenced in the list. Let me know if you need those again.

I do have a large number of the shareowner group who is prepared to get on the call today. Although you cannot have a Human Rights policy prepared for today (that is understandable), we are interested in what direction FedEx may be willing to go with the policy, as well as status on the items we requested. With most of the group on the call we shd be able to line up a time for a third call next week. It is difficult to line up the callers for short notice calls.

On today's call we would have: Steven Heim - Boston Common Asste Mgmt, Tim Smith, Walden Asset Management, Holly Testa - First Affirmative Financial Network, Reed Montague - Calvert, Susan White - Oneida Trust, Valerie Heinonen and Pat Zerega - Mercy Investments. Is it possible to keep today's call on schedule even tho it may need to be brief? PLease advise. Yaw^>ko, Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 5/19/2011 9:30 AM >>>
Susan -- We'll look forward to receiving the materials. I will not, however, have sufficient time to review in advance of a call this afternoon. Once we receive them, we can reschedule the call. On the rescheduled call, we will also give our views on your requests related to our FedExField sponsorship.

Rob

-----Original Message-----
From: Susan White [mailto:swhite@oneidanation.org]
Sent: Thursday, May 19, 2011 9:10 AM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com; Alan Haguewood
Subject: RE: Follow-up Call

It is taking us time to complete the legwork for you. I will send you
info later this morning for this afternoon's call.

Have you updates from your end, on the items we requested last year?
Thank you, Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 05/19/11 8:15 AM >>>
Susan – We still have not received the best practices resources from you. In order for us to have a meaningful discussion on your stockholder proposal, we would like to see what you have to offer and have sufficient time to review and evaluate. Accordingly, we'll need to reschedule today's call. Once you provide this information to us, we'll again work to set up a call.

In the meantime, we will be submitting a no-action request with the SEC, as the deadline is rapidly approaching.

I look forward to hearing back from you and continuing the dialog on your proposal.

Rob

From: Robert Molinet
Sent: Wednesday, May 11, 2011 2:29 PM
To: 'Susan White'
Cc: 'SHeim@bostoncommonasset.com'; Alan Haguewood
Subject: RE: Follow-up Call

Susan: Dial-in is 877-835-6338. Meeting ID is 227609.

We'll have the same participants as the last call. Please let me know who will be joining from your end.

Thanks, Rob

From: Robert Molinet
Sent: Wednesday, May 11, 2011 2:20 PM
To: 'Susan White'
Cc: SHeim@bostoncommonasset.com; Alan Haguewood
Subject: RE: Follow-up Call

Susan – Let's do 3:00 (eastern). I'll send out dial-in information.

Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Wednesday, May 11, 2011 1:57 PM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com; Alan Haguewood

Subject: RE: Follow-up Call

Rob,

The 19th works but we already have that time slot scheduled for another conference call. May we meet a little earlier than 2:00 PM EST or at 3:00 PM EST?

I will try to get you the best practices resources prior to the call. I would appreciate FedEx's policy on the United Nations Declaration for the Rights of Indigenous Peoples, too.

Also, I do not recall the outcome of the conversation between Fred Smith and Dan Snyder concerning the team name and sponsorship. You mentioned twice that they spoke. Any information you may share on that outcome would be appreciated, too. Yaw^>ko, Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 5/11/2011 10:21 AM >>>

Susan -- Let's try to do next Thursday, May 19 at 2:00 (eastern). That time works best for us.

We are happy to discuss your FedExField concerns on the call, but I do not want it to be the primary focus. You have submitted a stockholder proposal related to human rights and it is our desire to focus on that proposal.

Thanks, Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Wednesday, May 11, 2011 9:13 AM
To: Robert Molinet
Cc: SHeim@bostoncommonasset.com; Alan Haguewood
Subject: Re: Follow-up Call

I'm afraid we need to give the co-filers more time to research the best practices resources for FedEx. Next week would be better. I"ll be in touch w you this afternoon. We look forward to the following updates prior to the call, too:

1. Remove FedEx logo from the backdrop used for the team's televised press conferences after football games.
2. On FedEx's corporate website, change any references using team name

to "Washington NFL team" or other such reference.
3. Don't allow team to use FedEx logo in its marketing or advertising materials. FedEx's name, however, is in the team's stadium name, FedExField.
4. Remove FedEx logo from within FedExField or stadium signs.
5. Remove FedEx logo from highway signs if team logo is on the sign too.
6. In FedEx's own marketing or press releases don't use team name or logo."
Thank you, Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 5/9/2011 5:37 PM >>>

Susan -- If we can begin the call at 10:00 EST, that will work. Otherwise, we can try for next week. In any event, we'd like to get the follow-up information from you prior to the call.

Thanks, Rob

____________________Sent: Fri May 06 16:07:34 2011
Subject: Re: Follow-up Call

HI Rob - I have a few people who may be able to participate on Thursday May 12, if its before 10:00 AM EST. Will that work? Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 5/3/2011 2:54 PM >>>
Susan -- Thanks again for your time today. Let's try to schedule our follow-up call for the end of next week. The morning of May 12 or late afternoon (after 4:00 eastern) on May 13 work for us. We would both benefit in knowing (sooner rather than later) whether we can find sufficient common ground to warrant the withdrawal of your shareholder proposal before the SEC's deadline for the submission of a no-action request.

In the meantime, we'll expect your thoughts on best practices related to human rights policies and disclosure.

Rob

Boston Common Asset Management

Corporate Human Rights Policies -- Notes for FedEx Corp.

May 18, 2011

1. For full list of corporate human rights policies and links noted below see this webpage: Company policy statements on human rights
http://www.business-humanrights.org/Documents/Policies

2. Examples of companies with human rights policies in related industries:
Transportation, logistics, business services, travel & tourism.

Transportation & Logistics

1. British Airways: "Code of Conduct" [PDF]
2. KPN: "CSR Policy"
3. Nippon Express: "Compliance Regulations" [PDF]
[see pg. 12 - also pg. 35]
4. Nippon Yusen: "NYK Group Mission Statement"
5. Stagecoach: "Code of Business Conduct" [PDF]
[see "Human Rights" section]

Business Services, Travel & Tourism

6. Group 4 Securicor: "Business Ethics Policy"
7. InterContinental Hotels: "Corporate Responsibility Report"
8. Marriott: "Human Rights Policy Statement" [PDF]
9. Ritz-Carlton: "Human Rights Policy Statement" [PDF]
10. Securitas: "Code of Conduct" [PDF]
11. Sodexo: Policy on Respecting Human Rights [PDF]
12. Royal Caribbean Cruises: "Human Rights Statement" [DOC]
13. Starwood Hotels & Resorts [PDF]

Still needed for FedEx: examples of companies with good policies and disclosure

3. Responsibility of business enterprises for examining, addressing and mitigating their adverse human rights impacts, final "Ruggie Report." (http://www.ohchr.org/EN/Issues/TransnationalCorporations/Pages/Reports.aspx). *Guiding Principles on Business and Human Rights: Implementing the United Nations "Protect, Respect and Remedy" Framework*, Prof. John Ruggie, March 21, 2011

Human rights due diligence
17. In order to identify, prevent, mitigate and account for how they address their adverse human rights impacts, business enterprises should carry out human rights due diligence. The process should include assessing actual and potential human rights

impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed. Human rights due diligence:

(a) Should cover adverse human rights impacts that the business enterprise may cause or contribute to through its own activities, or which may be directly linked to its operations, products or services by its business relationships;

(b) Will vary in complexity with the size of the business enterprise, the risk of severe human rights impacts, and the nature and context of its operations;

(c) Should be ongoing, recognizing that the human rights risks may change over time as the business enterprise's operations and operating context evolve.

4. Necessity of FedEx respecting the cultures of Indigenous Peoples and the relevant sections of the United Nations Declaration on the Rights of Indigenous Peoples.

Article 11

1. Indigenous peoples have the right to practice and revitalize their cultural traditions and customs. This includes the right to maintain, protect and develop the past, present and future manifestations of their cultures, such as archaeological and historical sites, artifacts, designs, ceremonies, technologies and visual and performing arts and literature.
2. States shall provide redress through effective mechanisms, which may include restitution, developed in conjunction with indigenous peoples, with respect to their cultural, intellectual, religious and spiritual property taken without their free, prior and informed consent or in violation of their laws, traditions and customs.

Article 31

1. Indigenous peoples have the right to maintain, control, protect and develop their cultural heritage, traditional knowledge and traditional cultural expressions, as well as the manifestations of their sciences, technologies and cultures, including human and genetic resources, seeds, medicines, knowledge of the properties of fauna and flora, oral traditions, literatures, designs, sports and traditional games and visual and performing arts. They also have the right to maintain, control, protect and develop their intellectual property over such cultural heritage, traditional knowledge, and traditional cultural expressions.
2. In conjunction with indigenous peoples, States shall take effective measures to recognize and protect the exercise of these rights.

5. Context for internationally recognized human rights noted above and FedEx's corporate sponsorship of the Washington NFL Football team via its naming rights to its football stadium and other business ties using team name and logo.

See first investor letter to FedEx, dated February 19, 2009; subsequent letters and background materials provided to FedEx, such as the amicus briefs in support of Harjo et al v. Pro Football Inc. These documents detail how the team's name is disparaging and contemptuous of American Indian peoples and hurtful for Native youth, and are therefore adverse human rights impacts, per final Ruggie report.

Robert Molinet

From:	Susan White [SWHITE@oneidanation.org]
Sent:	Tuesday, May 24, 2011 4:24 PM
To:	Robert Molinet
Subject:	RE: Follow-up Call

ok. I will see if I can confirm who will be on the call from our end. Thank you, Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 5/24/2011 4:19 PM >>>

Susan – How about 3:00 (central)? Please call 877-835-6338, meeting ID 449701.

I will have the same folks on the call with me – Judy Edge, Mitch Jackson and Alan Haguewood.

Rob

From: Susan White [mailto:SWHITE@oneidanation.org]
Sent: Tuesday, May 24, 2011 3:57 PM
To: Robert Molinet
Subject: Re: Follow-up Call

Thursday afternoon works for a few of us. Pls email me the time and dial in info. I will be in transit tomorrow with little access to email. Thank you Rob, Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 5/23/2011 11:58 AM >>>
Further clarification -- Let's try for Thursday afternoon. Thanks again.

----- Original Message -----
From: Robert Molinet
To: 'swhite@oneidanation.org' <swhite@oneidanation.org>
Sent: Mon May 23 11:43:13 2011
Subject: Re: Follow-up Call

Susan -- Thursday will work for us. Either early in the morning (8:00 eastern) or any time that afternoon.

Thanks, Rob

----- Original Message -----
From: Susan White <swhite@oneidanation.org>
To: Robert Molinet
Sent: Sat May 21 17:31:23 2011
Subject: Re: Follow-up Call

On Tuesd, I'll be out at the schools for appts in the AM and one in the PM. I can participate on the call on Tuesd at 1:00 PM or at 4:00 PM EST.

I'll be traveling on Wednesday, but could join a call on Thursday, anytime.

Am giving an SRI presentation Friday in NY. Sorry - tough schedule.

Will the Tuesd or Thursd times work for you? Susan.

>>> "Robert Molinet" <rtmolinet@fedex.com> 05/20/11 4:35 PM >>>
Susan -- Thanks again for the materials you sent to us yesterday. We are reviewing and will be prepared to discuss next week. Please let me know what works for you.

From our perspective, Tuesday afternoon (between 2:00 and 4:00 eastern) is best, but we can find another day/time if that does not work for your team. Just let me know.

Have a good weekend.

Rob